Exhibit 5.2

1114 Avenue of the Americas 23rd Floor New York, New York 10036.7703 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com

August 17, 2022

Triple Flag Precious Metals Corp.

TO: The Board of Directors of Triple Flag Precious Metals Corp.

We hereby consent to the use of our name in the Registration Statement on Form F-10 filed by Triple Flag Precious Metals Corp. on August 17, 2022, as such may thereafter be amended or supplemented, and in the short form base shelf prospectus contained therein, under the caption “Legal Matters”. In giving such consent we do not thereby admit that we are in the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Very Truly Yours,

/s/ Torys LLP